Exhibit (a)(5)(D)

April 22, 2003

Reaching Every Lab. Everyday.™

NEWS RELEASE

30 Penhallow Street

Portsmouth, NH 03801

(603) 433-6131

(800) 327-9970

Contact:	Adam Taich Director of Investor Relations
Phone:	(603) 433-6131 Ext. 415

(For Immediate Release)

Apogent Reports Second Quarter and Year-to-Date Results and

Initiation of 15 Million Share Issuer Tender Offer

PORTSMOUTH, N.H (April 22, 2003): Apogent Technologies Inc. (NYSE: AOT), a leading manufacturer of clinical diagnostic and life science research products, today reported financial results for the second quarter and year-to-date ended March 31, 2003. As part of its second quarter results, the Company reported that two of its subsidiaries, Applied Biotech, Inc. and BioRobotics Group Limited, have been classified as discontinued operations. The Company also announced that its Board of Directors has approved the initiation of a new stock repurchase program, including a “modified Dutch Auction” tender offer by the Company to purchase up to 15,000,000 shares or approximately 15% of its outstanding common stock at a price per share of not less than $15.00 or more than $17.50 per share.

Commenting on the financial results and actions taken by the Company, Frank H. Jellinek, Jr., President and Chief Executive Officer of Apogent, said: “During the second quarter, sales for many of our consumable products, which represent over 80% of Apogent net sales, continued to be strong. However, the second quarter also was challenging for Apogent. Sales of capital equipment, specifically our higher-priced life science instrumentation, continued to be soft as a result of the weak spending environment for equipment of this nature. Our overall results reflect the cautious spending from our customers in the life science market, particularly the pharmaceutical sector. We do not anticipate spending levels in this market to increase during the balance of the year, and, as a result, have adjusted our full-year guidance downward. Also, during the second quarter, we made the decision to discontinue two businesses that neither meet Apogent’s long-term growth and profitability expectations nor fit properly within our portfolio of companies.”

April 22, 2003

With regard to the Company’s share buyback program, Mr. Jellinek commented: “We believe that our current share price does not adequately reflect Apogent’s value in the market. As a result, we believe that now is an opportune time to repurchase Apogent stock. Our repurchase of our stock is consistent with our goal of maximizing shareholder value. Among other things, the tender offer provides those who wish to sell shares an opportunity to do so at a premium over recent trading prices without incurring transaction fees.”

Net sales for the second quarter were $276.6 million compared with $255.1 million in the same period last year, an increase of 8.4%. Net sales year-to-date were $534.4 million compared to $489.1 million for the prior year, an increase of 9.3%.

Income and diluted earnings per share from continuing operations for the second quarter were $30.9 million and $0.29, respectively. These results compare with income and diluted earnings per share for the second quarter of fiscal 2002 of $31.5 million and $0.29, respectively. After excluding restructuring, income and diluted earnings per share from continuing operations for the second quarter were $31.1 million and $0.30, respectively. For the second quarter of fiscal 2002, income and diluted earnings per share, after excluding restructuring, were $34.9 million and $0.32, respectively.

Net loss for the second quarter was $56.4 million compared to net income of $19.0 million for the same period last year. Net loss year-to-date was $27.6 million, compared to net income of $48.9 million for the same period last year. Fully diluted losses per share were $0.54 and $0.26 for the three and six months ended March 31, 2003, respectively.

Reflected in the net losses for the second quarter and year-to-date are losses from discontinued operations of $87.2 million and $87.3 million, respectively. These losses include after-tax charges of $88.7 million for the write-down of assets to fair market value, offset in part by income from operations of these discontinued businesses of approximately $1.5 million for the second quarter, and $1.4 million year-to-date.

REALIGNMENT OF BUSINESS SEGMENTS

The Company recently realigned its lines of business for financial reporting purposes. The three business groups (Clinical Diagnostics, Labware and Life Sciences, and Laboratory Equipment) have been reclassified into two business segments: Clinical Group and Research Group. The Clinical Group is the former Clinical Diagnostics segment. The Research Group is composed of the former Labware and Life Sciences and Laboratory Equipment segments. The financial data in this press release are presented in this new format. Historical data in this new format will be reported in Apogent’s forthcoming Form 10-Q filing with the Securities and Exchange Commission.

SECOND QUARTER AND YEAR-TO-DATE FINANCIAL RESULTS

Quarterly and year-to-date comparisons of net sales by business segment are as follows:

April 22, 2003

	Three Months Ended March 31, (in thousands)		Growth	Internal Growth
Business Segment	2003	2002
Clinical Group	$132,516	$118,659	11.7%	5.4%
Research Group	144,122	136,429	5.6%	0.5%

Total	$276,638	$255,088	8.4%	2.8%

	Six Months Ended March 31, (in thousands)		Growth	Internal Growth
Business Segment	2003	2002
Clinical Group	$251,930	$228,383	10.3%	2.9%
Research Group	282,506	260,679	8.4%	2.9%

Total	$534,436	$489,062	9.3%	2.9%

Apogent’s sales for the quarter and year-to-date periods by geographic area were as follows:

	Three Months Ended March 31, (in thousands)
Geographic Area	2003	2002
North America	$199,580	$189,748
Europe	54,594	44,706
Asia	17,043	14,242
Other	5,421	6,392

Total	$276,638	$255,088

	Six Months Ended March 31, (in thousands)
Geographic Area	2003	2002
North America	$390,710	$359,679
Europe	101,070	87,371
Asia	32,086	28,556
Other	10,570	13,456

Total	$534,436	$489,062

April 22, 2003

DETAILED FINANCIAL RESULTS

Please refer to the financial statements at the end of this press release when reviewing the following financial information.

Gross profit for the second quarter of fiscal 2003 was $131.2 million, an increase of 5.3% from $124.7 million for the same period last year. Gross margin fell from 48.9% in the second quarter of last year to 47.4% in the second quarter of this year. Year-to-date gross margin was 47.9%, or $256.1 million versus 48.9% or $238.9 million last year.

Selling, general and administrative expenses for the quarter were $71.6 million, an increase of 10.8% from $64.6 million for the same period last year. Selling, general and administrative expenses were $140.3 million for the first six months of the fiscal year versus $123.5 million for the same period last year.

Operating income for the second quarter of 2003 was $59.6 million, a decrease of 0.7%, from $60.0 million for the same period last year. Operating income year-to-date was $115.8 million compared to $115.4 million for the same period last year.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $74.4 million for the three months ended March 31, 2003, an increase of 2.0% from $73.0 million for the same period in 2002. EBITDA was $145.7 million and $141.5 million for the six months ended March 31, 2003 and 2002, respectively. Net cash provided by operating activities was $55.8 million for the six months ended March 31, 2003 compared to $83.5 million for the same period in 2002.

The Company has included information concerning EBITDA because management believes that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt. EBITDA should not be considered as an alternative to, or more meaningful than, net income as an indicator of Apogent’s operating performance or cash flows as a measure of liquidity. EBITDA has not been prepared in accordance with generally accepted accounting principles (GAAP). EBITDA, as presented by Apogent, may not be comparable to similarly titled measures reported by other companies. Certain other non-GAAP financial measures (i.e., income excluding restructuring) have been provided in order to provide consistency with the format of presentation previously made to the investing public. Pursuant to new SEC rules, we intend to phase out the use of non-GAAP financial measures over the course of the next several months.

Accounts receivable were $176.9 million and inventory was $207.3 million at the end of the second quarter. Outstanding days of sales in the second quarter were 54.6 days compared with 59.7 days for the same period last year, restated for the discontinued operations. Inventory turns at the end of the quarter were 2.6, compared with 2.5 at the end of the last quarter, and 2.6 at the end of the second quarter of last year.

DISCONTINUED OPERATIONS

During the second quarter, Apogent made the decision to exit two of its businesses: the rapid diagnostic test business (on-site rapid tests used in the detection of pregnancy, drugs of abuse and infectious diseases) as conducted by its Applied Biotech, Inc.

April 22, 2003

subsidiary; and the manufacture and sale of automated instrumentation for the genomics market as conducted by its BioRobotics Group Limited subsidiary. This decision was based in part on the Company’s ongoing strategy of strengthening the market positions of our leading brands and focusing on sales of our consumable laboratory products that have solid growth expectations. As a result of this decision, Apogent recorded an after-tax charge totaling $85.9 million for the estimated losses on sales of the discontinued operations. Applied Biotech, Inc. was included in the Clinical Group and BioRobotics Group Limited was included in the Research Group. Also in the quarter, Apogent completed the sale of its previously discontinued subsidiary, Vacuum Process Technology (VPT), and recorded an after-tax charge of $2.8 million. Please refer to the table below for detailed financial information regarding the discontinued operations.

SHARE REPURCHASES

Pursuant to our previously announced repurchase program, Apogent repurchased 3.1 million shares during the second quarter, leaving 1.9 million shares remaining under the Board of Directors authorization announced on January 28, 2003. Under an earlier share repurchase program, Apogent repurchased 1.0 million shares in the fourth quarter of fiscal 2002 and 1.0 million shares in the first quarter of fiscal 2003.

As of the end of the second quarter, the number of shares outstanding was 102.2 million.

The Company intends to launch its tender offer for up to 15 million shares on April 23, 2003. The tender offer will expire at midnight, New York City time, on May 21, 2003, unless extended. Tenders of shares must be made on or prior to the expiration of the tender offer and shares may be withdrawn at any time on or prior to the expiration of the tender offer. Details of the tender offer can be found in the tender offer materials that will be sent to shareholders as well as filed with the Securities and Exchange Commission.

Upon the terms and subject to the conditions of the tender offer, shareholders will have the opportunity to tender some or all of their shares at prices within the $15.00 to $17.50 price range. Based on the number of shares tendered and the prices specified by the tendering shareholders, Apogent will determine the lowest per share price within the range that will enable it to buy 15 million shares, or such lesser number of shares that are validly tendered within the price range. If shareholders validly tender more than 15 million shares at or below the determined price per share, Apogent will purchase shares tendered by such shareholders at the determined price per share; first, from those shareholders who own less than 100 shares of Apogent common stock; second, from shares tendered by shareholders, at the purchase price determined by Apogent, on a pro rata basis; and third, only if necessary to permit Apogent to purchase 15,000,000 shares, from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. All shares that are acquired in the tender offer will be acquired at the same purchase price. Shareholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period. Shareholders whose shares are not purchased in the tender offer will have their shares returned to them, free of charge, promptly after the expiration of the tender offer. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to

April 22, 2003

a number of other terms and conditions specified in the offer to purchase and other documents that will be distributed to shareholders.

Apogent’s principal financial advisor for the tender offer is Lehman Brothers Inc.

The dealer-manager for the tender offer is Lehman Brothers Inc., and any questions regarding the tender offer may be directed to Lehman Brothers Inc. at (800) 524-4462 (toll free). Georgeson Shareholder Services, Inc. is the information agent for the tender offer and any questions concerning the tender offer or requests for copies of the tender offer materials can be directed to Georgeson Shareholder Services, Inc. by calling (212) 440-9800 (banks and brokerage firms) or (800) 786-4881 (all others toll free). The tender offer materials are being mailed to registered shareholders as of April 21, 2003 and will also be made available for distribution to beneficial owners of Apogent common stock.

None of Apogent, its Board of Directors, Lehman Brothers, or Georgeson is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Apogent’s directors and executive officers have advised the Company that they do not intend to tender any shares in the tender offer.

Apogent will incur debt in order to pay for the stock purchased in the tender offer, which will result in increased indebtedness and interest expense, and reduced net income and shareholders’ equity.

The Board has also authorized the repurchase of 5 million shares (in addition to the 1.9 million shares referenced above) in an open market purchase program over the course of the period ending September 30, 2005. The Company does not expect to make any open market purchases until after the completion of its third fiscal quarter and then only at such times, prices and amounts as are deemed prudent by the Company.

OUTLOOK FOR THE BALANCE OF THE YEAR AND FISCAL 2004

As a result of the aforementioned, the Company is revising its guidance for the full fiscal year of 2003 to a range of $1.26 to $1.30 diluted earnings per share from continuing operations, before restructuring ($1.21 to $1.26 diluted earnings per share after restructuring charges of approximately $7 million). Although the Company has not commenced its detailed budgeting process for fiscal year 2004, assuming the successful completion of the tender offer for 15 million shares, the Company’s preliminary estimate of diluted earnings per share for fiscal 2004 falls within a range of $1.50 to $1.65.

CONFERENCE CALL

On Wednesday, April 23, 2003, at 11:00 a.m. EST, Apogent will host a conference call to discuss its second quarter financial results for the period ended March 31, 2003. The dial-in numbers for the teleconference are:

Domestic Callers (877) 679-9049

International Callers (952) 556-2803

April 22, 2003

The conference call will be simultaneously audio web cast in the Investor Relations section of Apogent’s website at www.apogent.com and will be available there until May 21, 2003.

A telephone replay of the call will also be available until 1:00 p.m. EST on Thursday, April 24, 2003. The telephone replay numbers are (800) 615-3210 (Domestic Callers) or (703) 326-3020. (International Callers), passcode 6400826.

CONCERNING THE PROPOSED TENDER OFFER

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Apogent common stock. The solicitation of offers to buy Apogent’s common stock is only being made pursuant to the tender offer documents, including the offer to purchase and the related letter of transmittal that Apogent will be distributing to its shareholders and filing with the Securities and Exchange Commission. Shareholders and investors should read carefully the offer to purchase and related materials when they are available because they contain important information. Shareholders and investors may obtain a free copy (when available) of the offer to purchase and other documents that will be filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov or from the information agent, Georgeson Shareholder Services, Inc., at (800) 786-4881. Shareholders are urged to carefully read these materials before making any decision with respect to the tender offer.

UPCOMING COMPANY TRADE SHOW EXHIBITS

Show	Details
American Society for Microbiology	May 19 – 21, 2003 Washington Convention Center Washington, DC www.asm.org

ABOUT APOGENT

Apogent is a diversified worldwide leader in the design, manufacture, and sale of value-added laboratory and life science products essential for healthcare diagnostics and scientific research. Apogent’s companies are divided into two business segments for financial reporting purposes: Clinical Group and Research Group.

FORWARD-LOOKING STATEMENTS

Statements made in this press release regarding future matters are forward-looking statements that involve risks and uncertainties. Forward-looking statements, including those dealing with competitors, customers, acquisitions, sales, profit margins, earnings, product development, financial performance, stock repurchase intentions, and growth strategies, are based on current expectations. Our actual results may differ materially from those presently anticipated. Factors that could cause actual results to differ

April 22, 2003

materially include, among others: financial risks associated with our holding company structure; currency and other risks associated with our international operations; risks from rapid technological change and new product introductions; the cyclical nature of some of the industries and markets into which we sell our products; changes in customer purchasing patterns; competitive factors; transitional challenges associated with acquisitions; the possibility of future restructuring or impairment charges against our reported earnings; our dependence upon key distributors and original equipment manufacturers; possible disruption of our manufacturing operations from labor unrest, shortages of critical materials or other causes; the success or failure of the proposed issuer tender offer and related transactions; regulatory and litigation risks; and the other “Cautionary Factors” contained in Item 7 of the Company’s most recent Form 10-K and our subsequent reports filed with the Securities and Exchange Commission from time to time. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

* * * * *

April 22, 2003

Exhibit 1

APOGENT TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands except share and per share data)

(unaudited)

	March 31, 2003	September 30, 2002
Assets
Current assets:
Cash and cash equivalents	$17,406	$16,327
Accounts receivable (less allowance for doubtful accounts of $4,288 and $5,723 respectively)	176,941	186,950
Inventories	207,308	203,997
Deferred income taxes	14,127	14,127
Prepaid expenses and other current assets	18,442	19,689
Assets of discontinued operations—avail. for sale	52,404	5,436

Total current assets	486,628	446,526
Available for sale security	58,579	60,183
Property, plant and equipment, net	266,289	270,893
Intangible assets	1,154,949	1,243,113
Other assets	18,285	15,370

Total assets	$1,984,730	$2,036,085

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt and overdrafts	$14,026	$10,640
Accounts payable	46,281	53,779
Current portion of long-term debt	2,207	25,352
Income taxes payable	49,332	53,064
Accrued payroll and employee benefits	29,243	32,009
Accrued interest expense	16,183	16,630
Restructuring reserve	874	1,548
Other current liabilities	29,452	23,074
Liabilities of discontinued operations	5,338	305

Total current liabilities	192,936	216,401
Long-term debt	697,520	635,020
Securities lending agreement	58,579	60,183
Deferred income taxes	123,400	132,100
Other liabilities	17,028	17,243
Commitments and contingent liabilities	—	—
Shareholders’ equity:
Preferred stock, $0.01 par value; authorized 20,000,000 shares	—	—
Common stock, $0.01 par value; authorized 250,000,000 shares issued 107,019,535 and 106,976,877 shares respectively; outstanding 102,194,940 and 105,967,853 shares respectively	1,067	1,070
Equity rights, 50 rights at $1.09 per right	—	—
Additional paid-in capital	270,627	271,682
Retained earnings	721,142	748,791
Accumulated other comprehensive loss	(13,574)	(26,419)
Treasury common stock, 4,824,595 and 1,009,024 shares at cost	(83,995)	(19,986)

Total shareholders’ equity	895,267	975,138

Total liabilities and shareholders’ equity	$1,984,730	$2,036,085

April 22, 2003

Exhibit 2

APOGENT TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands, except per share data)

(unaudited)

	Three Months Ended March 31,		Six Months Ended March 31,
	2003	2002	2003	2002
Net sales	$276,638	$255,088	$534,436	$489,062

Cost of sales	145,409	126,757	278,366	246,446
Restructuring charge	—	3,673	—	3,673

Total cost of sales	145,409	130,430	278,366	250,119

Gross profit	131,229	124,658	256,070	238,943

Selling, general and administrative expenses	71,310	63,029	139,940	121,922
Restructuring charge	332	1,614	332	1,614

Total selling, general and administrative expenses	71,642	64,643	140,272	123,536

Operating income	59,587	60,015	115,798	115,407
Other income (expense):
Interest expense	(10,381)	(10,344)	(20,792)	(20,578)
Amortization of deferred financing fees	(891)	(914)	(1,803)	(1,741)
Other, net	289	800	780	2,309

Income from continuing operations before income taxes	48,604	49,557	93,983	95,397
Income taxes	17,740	18,138	34,304	34,915

Income from continuing operations	30,864	31,419	59,679	60,482
Discontinued operations, net of income tax benefit	(87,246)	(12,470)	(87,328)	(11,562)

Net income (loss)	$(56,382)	$18,949	$(27,649)	$48,920

Basic earnings per common share from continuing operations	$0.30	$0.30	$0.57	$0.57
Discontinued operations	(0.84)	(0.12)	(0.83)	(0.11)

Basic earnings per common share	$(0.54)	$0.18	$(0.26)	$0.46

Diluted earnings per common share from continuing operations	$0.29	$0.29	$0.56	$0.55
Discontinued operations	(0.83)	(0.11)	(0.82)	(0.11)

Diluted earnings per common share	$(0.54)	$0.17	$(0.26)	$0.45

Weighted average basic shares outstanding	103,986	106,412	104,863	106,270
Weighted average diluted shares outstanding	104,817	109,043	105,920	108,996

April 22, 2003

Exhibit 3

APOGENT TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Six Months Ended March 31,
	2003	2002
Cash flows from operating activities:
Net income	$(27,649)	$48,920
Adjustments to reconcile net income to net cash provided by operating activities
Discontinued operations	87,328	11,742
Depreciation	21,376	18,472
Amortization	9,559	7,099
Gain (loss) on sale of property, plant and equipment	99	111
Provision for losses on doubtful accounts	(525)	48
Inventory provisions	1,044	(2,352)
Deferred income taxes	(6,667)	7,300
Changes in assets and liabilities, net of effects of businesses acquired:		—
Increase in accounts receivable	(1,213)	(888)
Increase in inventories	(8,941)	(14,420)
(Increase) decrease in prepaid expenses and other current assets	(3,365)	3,158
Decrease in accounts payable	(5,453)	(6,938)
Increase (decrease) in income taxes payable	(4,055)	12,148
Decrease in accrued payroll and employee benefits	(2,667)	(4,288)
Increase (decrease) in accrued interest expense	(448)	2,138
Increase (decrease) in restructuring reserve	(674)	3,183
Increase in other current liabilities	3,016	547
Net change in other assets and liabilities	(4,933)	(2,502)

Net cash provided by operating activities	55,832	83,478

Cash flows from investing activities:
Capital expenditures	(22,560)	(17,099)
Proceeds from sales of property, plant and equipment	558	267
Net payment for businesses acquired	(21,567)	(113,780)
Other investing activities	2,678	—

Net cash used in investing activities	(40,891)	(130,611)

Cash flows from financing activities:
Proceeds from revolving credit facility	323,100	179,500
Principal payments on revolving credit facility	(260,400)	(388,000)
Proceeds from long-term debt	—	300,000
Principal payments on long-term debt	(23,408)	—
Proceeds from the exercise of stock options	2,345	4,790
Proceeds from stock purchase program	927	—
Purchase of treasury stock	(69,325)	—
Financing fees paid	—	(8,017)
Other financing activities	1,955	(560)

Net cash provided by (used in) financing activities	(24,806)	87,713

Effect of exchange rate changes on cash and cash equivalents	10,944	(7,499)

Net increase (decrease) in cash and cash equivalents	1,079	33,081
Cash and cash equivalents at beginning of period	16,327	9,335

Cash and cash equivalents at end of period	$17,406	$42,416

April 22, 2003

Exhibit 4

APOGENT TECHNOLOGIES INC. AND SUBSIDIARIES

Adjusted Consolidated Statements of Income

(In thousands, except per share data)

(unaudited)

	Three months ended March 31, 2003			Three months ended March 31, 2002
	US GAAP Results	Adjustments (D)	Adjusted Results (A)	As Previously Reported US GAAP Results (B)	Discontinued Operations (C)	Adjustments (D)	Adjusted Results (A)
Net sales	$276,638	$—	$276,638	$266,238	$(11,150)	$—	$255,088

Cost of sales	145,409	—	145,409	132,632	(5,875)	—	126,757
Restructuring charge	—	—	—	3,673	—	(3,673)	—

Total cost of sales	145,409	—	145,409	136,305	(5,875)	(3,673)	126,757

Gross profit	131,229	—	131,229	129,933	(5,275)	3,673	128,331

Selling, general and administrative expenses	71,310	—	71,310	66,447	(3,418)	—	63,029
Restructuring charge	332	(332)	—	1,614	—	(1,614)	—

Total selling, general and administrative expenses	71,642	(332)	71,310	68,061	(3,418)	(1,614)	63,029

Operating income	59,587	332	59,919	61,872	(1,857)	5,287	65,302
Other income (expense):
Interest expense	(10,381)	—	(10,381)	(10,300)	(44)	—	(10,344)
Amortization of deferred financing fees	(891)	—	(891)	(914)	—	—	(914)
Other, net	289	—	289	797	3	—	800

Income from continuing operations before income taxes	48,604	332	48,936	51,455	(1,898)	5,287	54,844
Income taxes	17,740	121	17,861	18,849	(711)	1,930	20,068

Income from continuing operations	30,864	211	31,075	32,606	(1,187)	3,357	34,776
Discontinued operations, net of income tax benefit	(87,246)	—	(87,246)	(13,657)	1,187	—	(12,470)

Net income (loss)	$(56,382)	$211	$(56,171)	$18,949	$—	$3,357	$22,306

Basic earnings per common share from continuing operations	$0.30		$0.30	$0.31			$0.33
Discontinued operations	(0.84)		(0.84)	(0.13)			(0.12)

Basic earnings per common share	$(0.54)		$(0.54)	$0.18			$0.21

Diluted earnings per common share from continuing operations	$0.29		$0.30	$0.30			$0.32
Discontinued operations	$(0.83)		$(0.83)	$(0.13)			$(0.11)

Diluted earnings per common share	$(0.54)		$(0.54)	$0.17			$0.20

Weighted average basic shares outstanding	103,986		103,986	106,412			106,412
Weighted average diluted shares outstanding	104,817		104,817	109,043			109,043

(A)	These Adjusted Consolidated Statements of Income are for informational purposes only and are not in accordance with US generally accepted accounting principles (GAAP). These statements exclude the impact of the restructuring charges.

(B)	Amounts previously reported in our audited financial statements for the year ended September 30, 2002. Includes the results of Vacuum Process Technology, Inc. (VPT) which was discontinued during FY2002.

(C)	Reflects the impact of the discontinuance of Applied Biotech, Inc. (ABI) and BioRobotics Group Limited (BioRobtics) on historical financial results.

(D)	Reflects the impact of restructuring charges.

April 22, 2003

Exhibit 5

APOGENT TECHNOLOGIES INC. AND SUBSIDIARIES

Adjusted Consolidated Statements of Income

(In thousands, except per share data)

(unaudited)

	Six months ended March 31, 2003			Six months ended March 31, 2002
	US GAAP Results	Adjustments (D)	Adjusted Results (A)	As Previously Reported US GAAP Results (B)	Discontinued Operations (C)	Adjustments (D)	Adjusted Results (A)
Net sales	$534,436	$—	$534,436	$509,428	$(20,366)	$—	$489,062

Cost of sales	278,366	—	278,366	257,087	(10,641)	—	246,446
Restructuring charge	—	—	—	3,673	—	(3,673)	—

Total cost of sales	278,366	—	278,366	260,760	(10,641)	(3,673)	246,446

Gross profit	256,070	—	256,070	248,668	(9,725)	3,673	242,616

Selling, general and administrative expenses	139,940	—	139,940	128,130	(6,208)	—	121,922
Restructuring charge	332	(332)	—	1,614	—	(1,614)	—

Total selling, general and administrative expenses	140,272	(332)	139,940	129,744	(6,208)	(1,614)	121,922

Operating income	115,798	332	116,130	118,924	(3,517)	5,287	120,694
Other income (expense):
Interest expense	(20,792)	—	(20,792)	(20,531)	(47)	—	(20,578)
Amortization of deferred financing fees	(1,803)	—	(1,803)	(1,741)	—	—	(1,741)
Other, net	780	—	780	2,273	35	—	2,308

Income from continuing operations before income taxes	93,983	332	94,315	98,925	(3,529)	5,287	100,683
Income taxes	34,304	121	34,425	36,230	(1,315)	1,930	36,845

Income from continuing operations	59,679	211	59,890	62,695	(2,214)	3,357	63,838
Discontinued operations, net of income tax benefit	(87,328)	—	(87,328)	(13,776)	2,214	—	(11,562)

Net income (loss)	$(27,649)	$211	$(27,438)	$48,919	$—	$3,357	$52,276

Basic earnings per common share from continuing operations	$0.57		$0.57	$0.59			$0.60
Discontinued operations	(0.83)		(0.83)	(0.13)			(0.11)

Basic earnings per common share	$(0.26)		$(0.26)	$0.46			$0.49

Diluted earnings per common share from continuing operations	$0.56		$0.57	$0.57			$0.59
Discontinued operations	$(0.82)		$(0.82)	$(0.13)			$(0.11)

Diluted earnings per common share	$(0.26)		$(0.26)	$0.45			$0.48

Weighted average basic shares outstanding	104,863		104,863	106,412			106,412
Weighted average diluted shares outstanding	105,920		105,920	109,043			109,043

(A)	These Adjusted Consolidated Statements of Income are for informational purposes only and are not in accordance with US generally accepted accounting principles (GAAP). These statements exclude the impact of the restructuring charges.

(B)	Amounts previously reported in our audited financial statements for the year ended September 30, 2002. Includes the results of Vacuum Process Technology, Inc. (VPT) which was discontinued during FY2002.

(C)	Reflects the impact of the discontinuance of Applied Biotech, Inc. (ABI) and BioRobotics Group Limited (BioRobtics) on historical financial results.

(D)	Reflects the impact of restructuring charges.

April 22, 2003

Exhibit 6

Operating Results and Selected Balance Sheet Information For Discontinued Operations

	Three Months Ended March 31,
	2003				2002
	(unaudited)
	ABI	BioRobotics	VPT	Combined	ABI	BioRobotics	VPT	Combined
Net Sales	$6,555	$499	$267	$7,321	$9,533	$1,618	$492	$11,642
Gross Profit	1,525	5	(819)	712	4,311	983	(18)	5,275
Pretax loss	(65,399)	(42,062)	(4,799)	(112,260)	2,135	(235)	(744)	1,157
Income tax benefit	(11,390)	(12,163)	(1,460)	(25,014)	781	(68)	(287)	426
Net loss	(54,008)	(29,899)	(3,339)	(87,246)	1,354	(167)	(13,657)	(12,470)

	Six Months Ended March 31,
	2003				2002
	(unaudited)
	ABI	BioRobotics	VPT	Combined	ABI	BioRobotics	VPT	Combined
Net Sales	$13,841	$1,951	$884	$16,676	$17,329	$3,038	$1,972	$22,339
Gross Profit	4,261	921	(803)	4,379	8,169	1,256	300	9,725
Pretax loss	(64,806)	(42,508)	(5,042)	(112,356)	4,316	(787)	(944)	2,585
Income tax benefit	(11,360)	(12,120)	(1,549)	(25,028)	1,580	(265)	(368)	947
Net loss	(53,447)	(30,388)	(3,493)	(87,328)	2,736	(522)	(13,776)	(11,562)

	For The Period Ended
	March 31, 2003				September 30, 2002
	(unaudited)
	ABI	BioRobotics	VPT	Combined	ABI	BioRobotics	VPT	Combined
Current assets	$16,677	$15,994	$—	$32,671	$22,844	$3,617	$3,802	$30,262
Property, plant and equipment, net	5,618	771	—	6,389	5,496	714	817	7,027
Intangible assets	12,919	425	—	13,344	74,801	39,711	—	114,512
Total assets	35,214	17,189	—	52,404	103,335	44,042	5,467	152,844
Current liabilities	4,585	754	—	5,338	2,830	6,174	305	9,309
Total liabilities	4,585	754	—	5,338	2,830	6,174	305	9,309

April 22, 2003

Exhibit 7

Calculation of EBITDA

(historical amounts have been restated to reflect discontinued operations)

	Three Months Ended March 31,		Six Months Ended March 31,
	2003	2002	2003	2002
	(unaudited)
Income from continuing operations before income taxes	$48,604	$49,557	$93,983	$95,397
Interest expense	10,381	10,344	20,792	20,578
Depreciation	10,604	9,158	21,376	18,472
Amortization	4,848	3,895	9,559	7,099

EBITDA	$74,437	$72,954	$145,710	$141,546